UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  January 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Absa Group Trading Statement dated January 19, 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 19, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 19, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                              19th January 2007

                                  Barclays PLC


Shareholders are advised that Absa Group Limited, in which we have a shareholding of over 56%, and Absa Bank Limited today issued the Trading Statement set out below.


ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa, Absa Group or the Group)


   ABSA GROUP TRADING STATEMENT IN RESPECT OF THE YEAR ENDED 31 DECEMBER 2006

In terms of the Listing Requirements of the JSE Limited (the JSE Listing Requirements), a listed company is required to publish a trading statement as soon as it becomes apparent that headline earnings per share and/or earnings per share for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least twenty per cent (20%) from those of the previous corresponding period.

Shareholders are advised that the Group's headline earnings per share for the twelve months ended 31 December 2006 are expected to increase by between twenty per cent (20%) and twenty-four per cent (24%) compared with the pro forma headline earnings per share of 954,8 cents per share for the same period in 2005.

The Group's earnings per share for the twelve months ended 31 December 2006 are expected to increase by between twenty-five per cent (25%) and twenty-nine per cent (29%) compared with the pro forma earnings per share of 950,3 cents per share for the same period in 2005.

The operating environment remained favourable throughout the year. Signs of a slowdown in advances growth only appeared towards the end of the year, and impairments increased moderately. Earnings were also positively impacted by the realisation of synergies from leveraging Barclays expertise, by the sale of non-core operations and by the strong investment markets.

The financial results on which this trading statement is based have not been reviewed or reported on by Absa's auditors.

The Group's results for the twelve months ended 31 December 2006 will be released on Sens on 20 February 2007.


Enquiries
Eric Wasserman
Group executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-5887; Fax: (+2711) 350-6487
e-Mail: ericwas@absa.co.za


Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061; Fax: (+2711) 350-6487
e-Mail: jacques.badenhorst@absa.co.za


Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited


Co-sponsor:
Absa Capital, a division of Absa Bank Limited


Johannesburg
19 January 2007


Barclays PLC
For further information, please contact:

Investor Relations                 Media Relations
Mark Merson/James Johnson          Jason Nisse/Alistair Smith
+44 (0) 20 7166 5752/2927          +44 (0) 20 7116 6223/6132


Shareholders should note that the content and presentation of the results of Absa Group Limited in respect of the year ended 31 December 2006 will differ from those results as consolidated into the results of Barclays PLC because of the following:

   -  changes in the Rand/Sterling exchange rate;
   - adjustments for the amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests;
   - Absa Capital's results are reported by Barclays within the Barclays Capital business and the remainder of the results of Absa Group Limited are reported by Barclays within the International Retail and Commercial Banking business.



ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)


   ABSA BANK TRADING STATEMENT IN RESPECT OF THE YEAR ENDED 31 DECEMBER 2006

In terms of the Listing Requirements of the JSE Limited (the JSE Listing Requirements), a listed company is required to publish a trading statement as soon as it becomes apparent that headline earnings per share and/or earnings per share for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least twenty per cent (20%) from those of the previous corresponding period.

The current results are not comparable to those previously published due to a change in Absa Bank's financial year end.

Shareholders are advised that Absa Bank's headline earnings per share are expected to be between 1 685 and 1 805 cents per share for the twelve months ended 31 December 2006.

In addition, Absa Bank's earnings per share are expected to be between 1 740 and 1 855 cents per share for the twelve months ended 31 December 2006.

The financial results on which this trading statement is based have not been reviewed or reported on by Absa Bank's auditors.

Absa Bank's results for the twelve months ended 31 December 2006 will be released on Sens on 20 February 2007.


Enquiries
Eric Wasserman
Group executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-5887; Fax: (+2711) 350-6487
e-Mail: ericwas@absa.co.za


Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061; Fax: (+2711) 350-6487
e-Mail: jacques.badenhorst@absa.co.za


Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited


Co-sponsor:
Absa Capital, a division of Absa Bank Limited


Johannesburg
19 January 2007


Barclays PLC
For further information, please contact:

Investor Relations                 Media Relations
Mark Merson/James Johnson          Jason Nisse/Alistair Smith
+44 (0) 20 7166 5752/2927          +44 (0) 20 7116 6223/6132